EXHIBIT 99.3

ASSIGNMENT

THIS ASSIGNMENT made this 29th day of June, 2001, by and between Michael J. Daniels ("Assignor") and M.C.F.T.Y. NATIONAL ("Assignee"):

WITNESSETH, that for valuable consideration in hand paid by the Assignee to the Assignor, receipt of which is hereby acknowledged, the Assignor hereby assigns and transfers to the Assignee all of his right, title and interest in and to all that certain personal property of any kind whatsoever described as follows:

That business known as Post Express located at 4894 Lone Mountain Road, Las Vegas, Nevada,

TOGETHER with trade name, trade style and good will thereof,

TOGETHER with any and all inventory, furniture, fixtures, appurtenances, etc.

IN WITNESS WHEREOF, the Assignor has executed this Assignment on the day and year first above written.

Dated: June 29, 2001
/s/ MICHAEL J. DANIELS
MICHAEL J. DANIELS
Assignor

Dated: June 29, 2001
/s/ DIANE J. HARRISON
DIANE J. HARRISON, President
M.C.F.T.Y. NATIONAL
Assignee